# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Semrush Holdings, Inc., CIK 0001831840
CUSIP: 81686C104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 800 Boylston Street, Suite 2475, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001849699

## Reporting persons
- Melnikov Dmitry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 26,417,243; shared voting power 0; sole dispositive power 26,417,243; shared dispositive power 0; aggregate amount beneficially owned 26,417,243 (19.8% of the class)

## Item 1. Issuer
Name of issuer: Semrush Holdings, Inc.
Address of issuer's principal executive offices: 800 Boylston Street, Suite 2475, Boston, MA, 02199

## Item 2. Person Filing
Name of person filing: Dmitry Melnikov
Address of principal business office or, if none, residence: 800 Boylston Street, Suite 2475, Boston, Massachusetts 02199
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: An aggregate of 26,417,243 shares of Class A common stock (including shares underlying Class B common stock, restricted stock units and stock options convertible and/or exercisable within 60 days of December 31, 2024), consisting of (1) 1,667,050 shares of Class A common stock held by Mr. Melnikov individually, (2) 3,919 shares of Class A common stock issuable to Mr. Melnikov upon vesting and settlement of restricted stock units that shall vest within 60 days after December 31, 2024, (3) 86,716 shares of Class A common stock issuable to Mr. Melnikov upon exercise of stock options that are exercisable within 60 days of December 31, 2024, (4) 5,924,595 shares of Class A common stock held by Min Choron LLC (the "Min Choron LLC"), (5) 914,033 shares of Class A common stock held by The Dmitry Melnikov Grantor Retained Annuity Trust - Three (the "Melnikov GRAT Three"), (6) 1,644,626 shares of Class A common stock held by The Dmitry Melnikov Grantor Retained Annuity Trust - Four (the "Melnikov GRAT Four") and (7) 8,788,309 shares of Class A common stock and 7,387,995 shares of Class B common stock held by the Dmitry Melnikov Remainder Trust (the "Melnikov Remainder Trust"). The Melnikov Family Dynasty Trust (together with Melnikov GRAT Three, Melnikov GRAT Four and Melnikov Remainder Trust, the "Melnikov Trusts") is the sole member of Min Choron LLC. The Melnikov Trusts were established for the benefit of Mr. Melnikov and/or certain members of Mr. Melnikov's family. Mr. Melnikov's spouse is the trust advisor of each of the Melnikov Trusts and directs the trustee how to vote and/or dispose of the assets held by the trusts. Mr. Melnikov may be deemed to have sole voting power and sole dispositive power with respect to the shares held by the Melnikov Trusts and Min Choron LLC.
Percent of class: The 26,417,243 shares of Class A common stock owned or deemed beneficially owned by Mr. Melnikov, when all shares underlying Class B common stock, restricted stock units and stock options are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 19.8% of the outstanding shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 18,938,619 shares of Class A common stock and 7,387,995 shares of Class B common stock owned or deemed beneficially owned by the reporting person represent 27.6% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 125,833,873 shares of Class A common stock and 21,009,210 shares of Class B common stock outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: 26,417,243
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26,417,243
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Melnikov Dmitry: /s/ David Mason, David Mason, as Attorney-in-Fact (02/14/2025)